EXHIBIT 99.1

FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ENTERS INTO US$100 MILLION FINANCING ARRANGEMENT

Calgary, Alberta – April 27, 2005 - Enterra Energy Trust (“Enterra”) (TSX: ENT.UN; NASDAQ: EENC) is pleased to announce it has entered into an arrangement with Kingsbridge Capital Limited (“Kingsbridge”) whereby Kingsbridge has committed to purchase up to $100 million Enterra Energy Trust  Units (“Trust Units”).

“This commitment allows Enterra to execute its existing business plan whereby we anticipate purchasing certain producing interests from JED Oil Inc. (AMEX: JDO), our development joint venture partner, and based on successful exploration results, purchasing working interests from JMG Exploration, Inc., our exploration joint venture partner, as well as third party opportunities that meet our objectives of increasing production, cash flow and distributions on a per unit basis,” stated Reg Greenslade, President and CEO of  Enterra.  “It is significant that this commitment will be drawn in tranches and only when the assets to be acquired will be immediately accretive to Enterra.  In that regard, we currently anticipate an initial draw in mid 2005 with subsequent draws in the latter part of this year.”

About the Agreement

Enterra is under no obligation to access any of the capital available under this commitment.  Enterra has the option to draw on the commitment based on 92% of the fifteen day volume weighted average trading price which must exceed $12 per Trust Unit.  Under the terms of the commitment, the first draw is to be up to US$10 million and each subsequent draw can be up to 4% of Enterra’s market capitalization but not to exceed $25 million per draw.  There is to be 20 consecutive trading days between each drawdown.  The term of this commitment is 24 months or until the total commitment of $100 million is drawn.  In conjunction with the commitment, Kingsbridge will receive warrants to purchase 301,000 Trust Units at an exercise price of $25.77/Trust Unit.  The warrants will have a three year term and the exercise price of the warrants will be adjusted downward by the amount of unpaid distributions to a minimum price of US$21.55/Trust Unit.  Enterra intends to register the Trust Units for resale as per the agreement.  The arrangement is subject to regulatory approval.

"With strong management and strong relationships in the oil and gas industry, we are very pleased and look forward to supporting Enterra's continued growth," stated Adam Gurney, Managing Director of Kingsbridge.

“This arrangement completes a significant component of our business plan.  These funds will be utilized as our business plan progresses allowing optimal growth in Enterra on a per unit basis,” added Mr. Greenslade.

Enterra Energy Trust News Release

April 27, 2005

Additional information can be obtained at Enterra’s website at www.enterraenergy.com

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.  The securities subject to the commitment have not been registered under the Securities Act of 1933 or any state securities laws and unless so registered may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

Statements regarding anticipated actions or oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, the timing and ability to file and take effective a registration statement, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Company Contacts:

or

Investor Relations Counsel

Reg Greenslade

The Equity Group Inc.

Enterra Energy Trust, President & CEO

Linda Latman  (212) 836-9609

(403) 213-2507

Rob Greenberg (212) 836-9611

www.enterraenergy.com

www.theequitygroup.com